December 20, 2024

Thomas F. Cherry
President and Chief Executive Officer
C & F Financial Corporation
3600 La Grange Parkway
Toano, VA 23168

       Re: C & F Financial Corporation
           Registration Statement on Form S-3
           Filed December 18, 2024
           File No. 333-283895
Dear Thomas F. Cherry:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Susan S. Ancarrow, Esq.